Exhibit (k)(4)

MANAGEMENT FEE WAIVER AGREEMENT

Constitution Capital Access Fund, LLC

Agreement (“Agreement”) dated as of the 1st day of July, 2026, by and between Constitution Capital Access Fund, LLC, a Delaware limited liability company and a registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Fund”), and Constitution Capital PM, LP, a Delaware limited partnership (the “Adviser”).

WHEREAS, the Adviser serves as investment adviser to the Fund pursuant to an Investment Management Agreement (the “Management Agreement”) between the Adviser and the Fund dated August 28, 2024;

WHEREAS, pursuant to the Management Agreement, as compensation for its services thereunder, the Adviser is paid a monthly investment management fee by the Fund (the “Management Fee”) equal to 1.50%, on an annualized basis, of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment, as of the beginning of the month;

WHEREAS, the Adviser presently waives, on a contractual basis, Management Fees payable to it in excess of 1.25%, on an annualized basis, of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment, as of the beginning of the month (the “Management Fee Waiver”); and

WHEREAS, the parties to this Agreement wish to provide for an undertaking by the Adviser to maintain the Management Fee Waiver for a period of at least one-year in order to present the waiver in the Fund’s prospectus and marketing materials.

NOW THEREFORE, in consideration of the foregoing, the parties, intending to be legally bound, hereby agree as follows:

1. The Adviser shall waive all or a portion of the Management Fee so that after such waiver, the maximum Management Fee that the Adviser shall be entitled to receive from the Fund shall be equal to 1.25%, on an annualized basis, of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment, as of the beginning of the month.

2. Unless sooner terminated by the Board of Managers of the Fund (the “Board”) as provided in paragraph 3 of this Agreement, this Agreement will have a term ending July 31, 2027.

3. This Agreement may be terminated by the Board, at any time, if the Board determines that such termination is in the best interest of the Fund and its shareholders.

4. This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.

5. This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

CONSTITUTION CAPITAL PM, LP
By:	Constitution Capital PM GP, LLC, its General Partner

/s/ Daniel M. Cahill
By:	Daniel M. Cahill
Title:	CEO

CONSTITUTION CAPITAL ACCESS FUND, LLC

/s/ Daniel M. Cahill
By:	Daniel M. Cahill
Title:	President

[Signature page to Management Fee Waiver Agreement]